Exhibit 99.1

For immediate release

Alcon’s Second Quarter Sales Increase 12.8 Percent

HUNENBERG, Switzerland – July 27, 2005 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,172.0 million for the second quarter of 2005, an increase of 12.8 percent over global sales in the second quarter of 2004, or 10.1 percent excluding the impact of foreign exchange fluctuations. Net earnings for the second quarter of 2005 increased 34.5 percent to $325.0 million, or $1.04 per share on a diluted basis, compared to adjusted net earnings of $241.6 million or $0.78 per share for the second quarter of 2004. Adjusted net earnings for the second quarter of 2004 include non-GAAP adjustments reconciled in the table below. Reported net earnings for the second quarter of 2004 were $299.2 million, or $0.96 per share.

“Our strong second quarter results demonstrated successful execution of our key strategies,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “We benefited from geographic expansion and continued adoption of research-based new product technologies such as latest generation pharmaceutical and surgical products, including Vigamox®, Travatan®, CiproDex®, AcrySof® Natural®, and Accurus® 25 Gauge technology. At the same time, we continued to leverage our global infrastructure to further drive profit growth. We also look forward to the significant new market opportunity presented by the AcrySof® ReSTOR® intraocular lens, and plan to capitalize upon this to drive future surgical franchise growth.”

Second Quarter Sales Highlights

Highlights of sales for the second quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2004.

•	U.S. sales grew 8.2 percent to $594.9 million, accounting for 50.8 percent of total sales.
•	International sales grew 17.9 percent to $577.1 million, accounting for 49.2 percent of total sales. Excluding the impact of foreign exchange fluctuations, International sales grew 12.3 percent.
•	Pharmaceutical sales grew 14.1 percent to $502.6 million and contributed 42.9 percent of total sales.
•	Sales of glaucoma products increased 18.4 percent, led by a 36.5 percent rise in sales of Travatan® ophthalmic solution, which continued to build share on a global basis.
•

Sales of allergy products, including Patanol® ophthalmic solution, rose 13.1 percent. Patanol® has maintained its number one share position in the U.S., accounting for 67.6 percent of total ocular allergy prescriptions through May 2005 year-to-date (YTD).

•

Sales of infection/inflammation products rose 12.1 percent as sales of Vigamox® ophthalmic solution offset the decline in Ciloxan® ophthalmic solution, which lost patent protection in the second quarter of 2004. Vigamox® is the leading ocular anti-infective in the U.S. with a 45.1 percent share of the fluoroquinolone category through May 2005 YTD.

•

Sales of otic products increased 19.5 percent led by Ciprodex® otic suspension. The otic franchise, including Ciprodex® and Cipro® HC otic suspension, increased 4.1 share points in the U.S. through May 2005 YTD, compared to May YTD 2004, to reach 29.9 percent.

•	Surgical sales rose 13.4 percent to $520.8 million, accounting for 44.4 percent of total sales.
•

Sales of intraocular lenses increased 16.5 percent to $172.6 million. Sales growth was attributable to market share gains, continued adoption of the AcrySof® Natural lens and global conversion from multi-piece to single-piece intraocular lenses. AcrySof® ReSTOR® global sales in the second quarter of 2005 and June 2005 YTD were $7.4 million and $10.4 million, respectively.

•

Sales of cataract and vitrectomy products rose 13.1 percent, with sales of vitreoretinal surgical accessories, cataract removal systems and cataract procedure paks being key drivers of growth in this sector.

•

Refractive revenue declined 9.4 percent due to a decrease in global equipment sales. However, procedural revenue increased due to growth in procedures and conversion to higher priced custom procedures.

•	Consumer eye care sales increased 6.4 percent to $148.6 million, accounting for 12.7 percent of total sales.
•	Sales of contact lens disinfectants declined 1.1 percent as growth from Opti-Free® Express® contact lens disinfectant did not offset declines in older disinfecting solutions.
•	Sales of artificial tears products increased 28.3 percent as Systane® lubricant eye drops continued to gain global market share.

Second Quarter Earnings Highlights

Highlights of earnings for the second quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2004.
•	Gross profit margin increased 1.9 percentage points to 75.5 percent of sales, primarily due to manufacturing efficiencies, product mix and reduced royalty expense. During the second quarter, the company completed the restructuring of a royalty agreement on its leading glaucoma drug, Travatan® ophthalmic solution, which reduces future royalty payments in exchange for an upfront payment.
•

As a percent of sales, SG&A expenses decreased to 29.2 percent from 30.1 percent. The company continued to exercise good cost control by taking advantage of its global operating infrastructure. The decrease also reflects the costs of Patanol® advertising campaigns, most of which occurred in the first quarter of 2005 while more of the 2004 costs were in the second quarter.

•	As a percent of sales, R&D expenses remained the same at 8.6 percent.
•	Led primarily by increased gross margins, operating income increased 20.7 percent to $419.8 million, or 35.8 percent of sales, from 33.5 percent of sales.
•

The company’s six month effective tax rate was 23.5 percent. This represents a decline in the effective tax rate of 4.2 percentage points compared to the 2004 full year adjusted tax rate of 27.7 percent. The reduction in the effective tax rate was primarily due to the resumption of funding a portion of research and development expenses in the U.S. The 2004 full year adjusted effective tax rate includes non-GAAP adjustments reconciled in the table below. The reported effective tax rate for the full year 2004 was 22.6 percent.

Second Quarter Research and Development Update

Summarized below are updates on key research and development activities.

•

The company filed a Pre-marketing Approval (PMA) application, with the U.S. Food and Drug Administration (FDA), for the AcrySof® toric intraocular lens, designed for use in cataract patients with pre-existing astigmatism. The FDA has accepted this PMA filing for review.

•

The company received an approvable letter from the FDA for its New Drug Application (NDA) for RETAANE® 15 mg (anecortave acetate suspension) an investigational treatment for preserving the vision of patients with wet age-related macular degeneration. The company said it held an initial meeting with the FDA in July to discuss the approvable letter and will continue discussions with the Agency in its efforts to gain approval.

•

Almost 1,900 patients have been enrolled in the two risk reduction clinical trials on RETAANE®. The company expects to enroll the full complement of 2,500 patients for the trials by the end of 2005. Once fully enrolled, these studies are expected to last four years.

•	The company submitted its European Marketing Authorisation Application for its Travoprost plus Timolol Fixed Combination glaucoma treatment.
•	The company filed a PMA application with the U.S. FDA for the treatment of hyperopia with astigmatism for its LADARVision® CustomCornea® system.

Financial Guidance

Financial guidance for the full year 2005 is provided below.

•	Sales are expected to be between $4,350 million and $4,400 million.
•	Diluted earnings per share are expected to be between $3.40 and $3.45.
•

The company raised its expectations for global sales of the AcrySof® ReSTOR® lens to be between $45 million and $55 million for the full year 2005. These sales are included in the company’s updated full year 2005 guidance.

Other Items

On May 6, 2005, the company reported that a jury in the U.S. District Court in Delaware had rendered a verdict that the company infringed two U.S. patents owned by Advanced Medical Optics, Inc. The amount of the verdict was $94.8 million. No judgment has been entered and the litigation continues in progress. In several motions filed in July 2005, the company has asked the court to set aside the verdict, and the company will appeal if necessary. The company’s management believes that it is premature to predict the likely liability, if any, in this case, and therefore, the company’s full year 2005 guidance does not include any provision for an adverse outcome.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Cipro® and Ciprodex®, which is the property of Bayer AG and licensed to Alcon. Vigamox® is licensed to Alcon by Bayer AG.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Sales	$1,172.0	$1,039.2	$2,242.5	$2,002.8
Cost of goods sold	287.7	274.2	576.3	564.0

Gross profit	884.3	765.0	1,666.2	1,438.8

Selling, general and administrative	341.8	312.3	678.3	603.1
Research and development	100.8	89.3	199.3	180.2
Amortization of intangibles	21.9	15.7	42.0	31.2

Operating income	419.8	347.7	746.6	624.3

Other income (expense):
Gain (loss) from foreign currency, net	(0.6)	(4.8)	1.8	(3.2)
Interest income	12.5	4.5	20.6	10.2
Interest expense	(9.4)	(6.3)	(18.1)	(13.3)
Other, net	0.3	-	-	-

Earnings before income taxes	422.6	341.1	750.9	618.0

Income taxes	97.6	41.9	176.4	127.8

Net earnings	$325.0	$299.2	$574.5	$490.2

Basic earnings per common share	$1.06	$0.98	$1.88	$1.60

Diluted earnings per common share	$1.04	$0.96	$1.85	$1.58

Basic weighted average common shares	306,520,335	305,357,938	305,729,518	306,107,207
Diluted weighted average common shares	312,047,408	310,678,556	311,280,508	310,902,151

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three Months Ended			%Foreign	%Change in
	June 30,			Currency	Constant
	2005	2004	%Change	Change	Currency

GEOGRAPHIC SALES
United States:
Pharmaceutical	$311.0	$284.0	9.5%	-%	9.5%
Surgical	214.3	196.8	8.9	-	8.9
Consumer Eye Care	69.6	69.1	0.7	-	0.7

Total United States Sales	594.9	549.9	8.2	-	8.2

International:
Pharmaceutical	191.6	156.5	22.4	6.2	16.2
Surgical	306.5	262.3	16.9	5.2	11.7
Consumer Eye Care	79.0	70.5	12.1	5.9	6.2

Total International Sales	577.1	489.3	17.9	5.6	12.3

Total Global Sales	$1,172.0	$1,039.2	12.8%	2.7%	10.1%

PRODUCT SALES
Infection/inflammation	$171.0	$152.6	12.1%
Glaucoma	156.2	131.9	18.4
Allergy	135.4	119.7	13.1
Otic	60.1	50.3	19.5
Other pharmaceuticals/rebates	(20.1)	(14.0)	N/M

Total Pharmaceutical	502.6	440.5	14.1	2.2%	11.9%

Intraocular lenses	172.6	148.1	16.5
Cataract/vitreoretinal	333.8	295.1	13.1
Refractive	14.4	15.9	(9.4)

Total Surgical	520.8	459.1	13.4	2.9	10.5

Contact lens disinfectants	74.3	75.1	(1.1)
Artificial tears	43.5	33.9	28.3
Other	30.8	30.6	0.7

Total Consumer Eye Care	148.6	139.6	6.4	2.9	3.5

Total Global Sales	$1,172.0	$1,039.2	12.8%	2.7%	10.1%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Six months ended			%Foreign	%Change in
	June 30,			Currency	Constant
	2005	2004	%Change	Change	Currency

GEOGRAPHIC SALES
United States:
Pharmaceutical	$563.6	$519.6	8.5%	-%	8.5%
Surgical	411.7	377.4	9.1	-	9.1
Consumer eye care	140.8	137.6	2.3	-	2.3

Total United States Sales	1,116.1	1,034.6	7.9	-	7.9

International:
Pharmaceutical	371.0	300.0	23.7	6.0	17.7
Surgical	597.4	525.6	13.7	5.1	8.6
Consumer eye care	158.0	142.6	10.8	5.3	5.5

Total International Sales	1,126.4	968.2	16.3	5.3	11.0

Total Global Sales	$2,242.5	$2,002.8	12.0%	2.6%	9.4%

PRODUCT SALES
Infection/inflammation	$332.6	$302.1	10.1%
Glaucoma	310.5	259.7	19.6
Allergy	222.1	198.0	12.2
Otic	103.1	84.7	21.7
Other pharmaceuticals/rebates	(33.7)	(24.9)	N/M

Total Pharmaceutical	934.6	819.6	14.0	2.2%	11.8%

Intraocular lenses	328.9	290.1	13.4
Cataract/vitreoretinal	648.7	581.2	11.6
Refractive	31.5	31.7	(0.6)

Total Surgical	1,009.1	903.0	11.7	2.9	8.8

Contact lens disinfectants	151.2	150.4	0.5
Artificial tears	87.2	68.4	27.5
Other	60.4	61.4	(1.6)

Total Consumer Eye Care	298.8	280.2	6.6	2.6	4.0

Total Global Sales	$2,242.5	$2,002.8	12.0%	2.6%	9.4%

N/M - Not Meaningful

Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	June 30,	Dec 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,210.6	$1,093.4
Short term investments	233.4	138.2
Trade receivables, net	823.7	696.8
Inventories	408.9	455.2
Deferred income tax assets	175.0	176.1
Other current assets	84.7	84.4

Total current assets	2,936.3	2,644.1

Long term investments	128.1	-
Property, plant and equipment, net	804.0	830.2
Intangible assets, net	337.4	329.3
Goodwill	550.6	549.2
Long term deferred income tax assets	67.7	66.4
Other assets	52.0	48.9

Total assets	$4,876.1	$4,468.1

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$176.3	$126.2
Short term borrowings	1,087.5	911.6
Current maturities of long term debt	5.6	4.5
Other current liabilities	863.9	835.1

Total current liabilities	2,133.3	1,877.4

Long term debt, net of current maturities	71.5	71.9
Long term deferred income tax liabilities	20.9	23.3
Other long term liabilities	318.4	307.6
Contingencies

Shareholders’ equity:
Common shares	43.3	42.7
Additional paid-in capital	732.7	547.3
Accumulated other comprehensive income	108.3	225.4
Deferred compensation	(1.3)	(2.6)
Retained earnings	1,925.8	1,653.6
Treasury shares, at cost	(476.8)	(278.5)

Total shareholders' equity	2,332.0	2,187.9

Total liabilities and shareholders' equity	$4,876.1	$4,468.1

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Six months ended June 30,
	2005	2004

Cash provided by operating activities:
Net cash from operating activities	$653.5	$462.3

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(65.1)	(74.6)
Purchases of intangible assets	(2.8)	-
Net purchases of investments	(220.1)	(47.6)
Other	1.3	1.1

Net cash from investing activities	(286.7)	(121.1)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	186.7	(227.8)
Repayment of long term debt	(4.8)	(8.7)
Dividends on common shares	(302.0)	(169.4)
Proceeds from exercise of stock options	119.8	13.4
Acquisition of treasury shares	(200.5)	(173.1)

Net cash from financing activities	(200.8)	(565.6)

Effect of exchange rates on cash and cash equivalents	(48.8)	(17.4)

Net increase (decrease) in cash and cash equivalents	117.2	(241.8)

Cash and cash equivalents, beginning of period	1,093.4	1,086.0

Cash and cash equivalents, end of period	$1,210.6	$844.2

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$18.8	$14.5

Income taxes	$74.6	$119.2

ALCON, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Disclosures (Unaudited)

(USD in Millions, except per share data)

Quarter ended June 30, 2004 (1)
		Non-GAAP	Non-GAAP
	Reported	Adjustment	Adjusted
Net Earnings	$ 299.2	$ (57.6)	$ 241.6
Diluted earnings per common share	$ 0.96	$ (0.18)	$ 0.78

	Year ended December 31, 2004 (1)
		Non-GAAP	Non-GAAP
	Reported	Adjustment	Adjusted
Effective Tax Rate	22.6%	5.1%	27.7%

(1)

The adjusted items above are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. The non-GAAP adjustments for the second quarter of 2004 and for the year ended December 31, 2004 are for the favorable impact related to filing amended federal income tax returns to claim research and experimentation tax credits for prior years and to the resolution of several significant tax audit issues. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

817-551-8974

or

Wes Brazell

Director,

Investor Relations

817-551-8897

www.alconinc.com